June 10, 2015

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:            Healthways, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 13, 2015
Form 8-K
Filed February 24, 2015
File No. 000-19364

Dear Ms. Jenkins:

The following is a response to the comment letter dated May 14, 2015 (the "Comment Letter") issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Healthways, Inc. (the "Company") Form 10-K for the year ended December 31, 2014 (the "2014 10-K") and Form 8-K filed on February 24, 2015.  To facilitate your review, the Company has included in this letter the Staff's comments from the Comment Letter and has provided its responses immediately following such comments.

Form 10-K for the Year Ended December 31, 2014
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 34

1.
We note your discussion identifies certain factors impacting the year-to-year changes in revenues and expenses.  To the extent individual factors are material, please quantify their effect on the change in the applicable income statement line item.  For example, disclose the dollar amount of change in revenue attributable to contracts with new customers for the year ended December 31, 2014.  Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed.  For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response to Comment 1:

The Company considered the guidance in SEC Release 33-8350 ("FR-72") and the Staff's comment above.  In response to the example of revenue cited in the Staff's comment, the Company supplementally advises the Staff of the following quantifications of the specific factors highlighted by the Staff's comment that affected the Company's revenue performance for the periods referenced in the cited portion of the 2014 10-K:

•
For fiscal 2014, the increases in revenue attributable to contracts with new customers and to growth with existing customers were $39.6 million and $45.7 million, respectively.  Revenues also increased $24.3 million in fiscal 2014 due to an increase in participation in the Company's fitness solutions, as well as in the number of members eligible to participate in such solutions. Revenues decreased $33.0 million in fiscal 2014 due to contract terminations.

•
For fiscal 2013, the decrease in revenue attributable to contract terminations was $108.5 million, which included $78.2 million due to the two terminated contracts (as defined in the 2014 10-K).  Revenues increased $53.3 million and $35.7 million in fiscal 2013 due to contracts with new customers and increased participation and/or increased membership in customers' existing programs, respectively.

The Company notes that FR-72 emphasizes that management's discussion and analysis of financial condition and results of operations ("MD&A") should focus only on material information and suggests that registrants should consider reducing or omitting disclosure of items that are not material.  Additionally, FR-72 specifically states that Commission rules and guidance applicable to MD&A "do not require a discussion of every line item and its changes without regard to materiality."

In preparing the disclosures in the MD&A in the 2014 10-K, including those cited specifically by the Staff's comment such as the factors affecting revenue performance for 2013 and 2014 recounted above, the Company was mindful of FR-72's guidance regarding materiality of individual factors disclosed.  After consideration, the Company determined that the individual factors noted in cost of services for fiscal 2014 and 2013, while they contributed to the overall change in cost of services in those years of (1.9%) of revenue and 3.7% of revenue, respectively, are nevertheless not individually material to a reader's understanding of the change in cost of services or the Company's results of operations as a whole for those years.  Similarly, the Company further considered the changes in the remaining income statement line items for fiscal 2014 and fiscal 2013 as noted in the 2014 10-K and determined there were no changes that affected the Company's results that are individually material to a reader's understanding of the change in the respective line item or the Company's results of operations as a whole for those years.  As a result, the Company concluded that the quantification of the individual factors for changes in each of the income statement line items (including revenue) would not meaningfully enhance a reader's understanding of the Company's results of operations for the periods in question and thus inclusion of the quantification of these individual factors was not necessary under the guidance in FR-72.

Further, in response to the Staff's comment and the guidance in FR-72, the Company undertakes to include disclosures in its future filings to quantify, where material, individual items affecting the Company's financial condition and/or results of operations while reducing or omitting disclosure of items that are not individually material.

Form 8-K filed February 24, 2015
Exhibit 99.1 - Reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss)
Per Share to Net Income (Loss) and Net Income (Loss) Per Share, GAAP Basis

2.
You have disclosed in the footnotes to the non-GAAP reconciliation that net loss attributable to non-cash interest charges and net loss attributable to legal settlement charges represent charges after-tax.  Please provide draft disclosure to be included in future filings to disclose the tax effect of each item parenthetically or in a footnote to the reconciliation.  Alternatively, you may present the tax effect in one line in the reconciliation.  In addition, please disclose how the tax effect was calculated.  Refer to Question 102.11 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment 2:

In response to the Staff's comment above, the Company will revise its disclosure in future filings to disclose, in a footnote to our non-GAAP reconciliation, the tax effect of each item that is presented in the reconciliation on an after-tax basis. Below please find draft disclosure to be included in future filings, using the above-referenced non-GAAP reconciliation as an example:

Reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share
 to Net Income (Loss) and Net Income (Loss) Per Share, GAAP Basis

	Three Months Ended December 31, 2014		Three Months Ended December 31, 2013		Twelve Months Ended December 31, 2014		Twelve Months Ended December 31, 2013
	$ in thousands	Per Share	$ in thousands	Per Share	$ in thousands	Per Share	$ in thousands	Per Share
Adjusted net income (loss) (1)	$9,058	$0.25	$(4,144)	$(0.12)	$9,989	$0.27	$(6,648)	$(0.19)
Net loss attributable to non-cash interest charges (2)	(1,051)	(0.03)	(1,146)	(0.03)	(4,084)	(0.12)	(1,893)	(0.05)
Net loss attributable to legal settlement charges (3)	(5,429)	(0.15)	—	—	(11,466)	(0.32)	—	—
Net income (loss), GAAP basis (4)	$2,578	$0.07	$(5,290)	$(0.15)	$(5,561)	$(0.16)	$(8,541)	$(0.25)

(1) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP financial measures.  The Company excludes net loss attributable to non-cash interest and legal settlement charges from these measures because of their comparability to the Company's historical operating results.  The Company believes it is useful to investors to provide disclosures of its operating results and guidance on the same basis as that used by management.  You should not consider adjusted net income (loss) or adjusted net income (loss) per share in isolation or as a substitute for net income (loss) or net income (loss) per share determined in accordance with accounting principles generally accepted in the United States.

(2) Net loss attributable to non-cash interest charges represents the amortization of a debt discount.  Total pre-tax charges were $1,739,000 and $1,644,000 for the three months ended December 31, 2014 and 2013, respectively, and $6,756,000 and $3,142,000 for the twelve months ended December 31, 2014 and 2013, respectively.  The tax rate applied to these non-cash interest charges was 39.55%, which represented the combined estimated U.S. federal and state statutory tax rate.

(3) Net loss attributable to legal settlement charges represents the impact of three legal settlements recorded in fiscal 2014.  Total pre-tax charges were $17,715,000, $9,363,000 of which was recorded in the first quarter of 2014 at a tax rate of 35.52%, which represented the estimated annualized effective tax rate for domestic operations at the time the charge was recorded. The two remaining legal settlements were recorded in the fourth quarter of 2014 at a tax rate of 35%, which represented the updated estimate of the annualized effective tax rate for domestic operations at the time the charges were recorded.

(4) Figures may not add due to rounding.

In response to the closing comments of the Staff, the Company acknowledges in connection with its response to the Staff's comments that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at (615) 614-4389 or by facsimile at (615) 778-0486.

Sincerely yours,

/s/ Alfred Lumsdaine

Alfred Lumsdaine
Chief Financial Officer

cc:    James H. Cheek, III